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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Home City Financial Corporation
(Name of Issuer)
Common shares, no par value
(Title of Class of Securities)
43706C 10 0
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	43706C 10 0

1	NAMES OF REPORTING PERSONS: Home City Financial Corporation Employee Stock Ownership Plan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

74,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

74,390

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

EP

CUSIP No.	43706C 10 0

1	NAMES OF REPORTING PERSONS: First Bankers Trust Services, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Illinois

	5	SOLE VOTING POWER:

NUMBER OF		17,061

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

74,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

74,390

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK

Item 1(a).	Name of Issuer:

Home City Financial Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2454 N. Limestone Street
Springfield, Ohio 45503

Item 2(a).	Name of Persons Filing:

First Bankers Trust Services, Inc.
Home City Financial Corporation Employee Stock Ownership Plan

Item 2(b).	Address of Principal Business Office or, if none, Residence:

First Bankers Trust Services, Inc.
2321 Kochs Lane
P.O. Box 4005
Quincy, Illinois 62305

Home City Financial Corporation Employee Stock Ownership Plan
First Bankers Trust Services, Inc., Trustee
2321 Kochs Lane
P.O. Box 4005
Quincy, Illinois 62305

Item 2(c).	Citizenship:

First Bankers Trust Services, Inc.
Organized in Illinois

Home City Financial Corporation Employee Stock Ownership Plan:
Organized in Ohio

Item 2(d).	Title and Class of Securities:

Common shares, no par value

Item 2(e).	CUSIP Number:

43706C 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☑	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☑	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

First Bankers Trust Company, N.A.
(a)	Amount Beneficially Owned:

74,390

(b)	Percent of Class:

8.9%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:
17,061

(ii)	shared power to vote or to direct the vote:
-0-

(iii)	sole power to dispose or to direct the disposition of:
-0-

(iv)	shared power to dispose or to direct the disposition of:
74,390
Home City Financial Corporation Employee Stock Ownership Plan
(a)	Amount Beneficially Owned:
74,390

(b)	Percent of Class:
8.9%

(c)	Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote:
-0-

(ii)	shared power to vote or to direct the vote:
-0-

(iii)	sole power to dispose or to direct the disposition of:
-0-

(iv)	shared power to dispose or to direct the disposition of:
74,390
There are 74,390 common shares owned by the Home City Financial Corporation Employee Stock Ownership Plan (the “Plan”). First Bankers Trust Services, Inc., is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee’s discretion. Of the total 74,390 shares held in the Plan as of December 31, 2005, 57,329 shares were allocated to Plan participants.

Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

Item 5.	Ownership of Five Percent or Less of a Class:

Inapplicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Inapplicable

Item 8.	Identification and Classification of Members of the Group:

Inapplicable

Item 9.	Notice of Dissolution of Group:

Inapplicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST BANKERS TRUST SERVICES, INC.
Date: 2-7-06	By:	/s/ Linda Shultz
Trust Officer

HOME CITY FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
By	First Bankers Trust Services, Inc., Trustee

Date: 2-7-06	By:	/s/ Linda Shultz
Trust Officer

EXHIBIT A
AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
     The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Home City Financial Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.

FIRST BANKERS TRUST SERVICES, INC.
Date: 2-7-06	By:	/s/ Linda Shultz
Trust Officer

HOME CITY FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
By	First Bankers Trust Services, Inc., Trustee

Date: 2-7-06	By:	/s/ Linda Shultz
Trust Officer